                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                             BKF CAPITAL GROUP, INC.
                             -----------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                     ---------------------------------------
                         (Title of class of securities)

                                   05548G 10 2
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                 Name and Address and telephone number of person
                authorized to receive notices and communications)

                                February 9, 2005
                                ----------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 27 Pages)

--------

     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 2 of 27 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 3 of 27 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 4 of 27 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 5 of 27 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 RONALD LABOW
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 6 of 27 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 KURT N. SCHACHT
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 7 of 27 Pages
------------------------                                ------------------------

     The  following  constitutes  Amendment  No. 3  ("Amendment  No.  3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

Item 2 is hereby amended and restated to read as follows:

Item 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) This  statement  is filed by Steel  Partners  II,  L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC"), Warren G. Lichtenstein, Ronald LaBow
and Kurt N.  Schacht.  Each of the  foregoing  is  referred  to as a  "Reporting
Person" and  collectively  as the  "Reporting  Persons."  Each of the  Reporting
Persons is party to that  certain  Joint  Filing and  Solicitation  Agreement as further  described  in Item 6.  Accordingly,  the  Reporting  Persons are hereby filing a joint Schedule 13D.

         Partners  LLC is the  general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.

         (b) The principal  business  address of Steel Partners II, Partners LLC and Mr.  Lichtenstein  is 590 Madison  Avenue,  32nd Floor,  New York,  New York
10022.

         The principal  business address of Mr. LaBow is c/o WPN Corp., 110 East
59th Street, New York, New York 10022.

         The  principal  business  address of Mr.  Schacht is c/o CFA Centre for
Financial Market  Integrity,  560 Ray C. Hunt Drive,  Charlottesville,  Virginia
22903.

         (c) The  principal  business of Steel  Partners II is  investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

         The  principal  occupation  of Mr.  LaBow is  serving as  President  of
Stonehill Investment Corp., an investment fund.

         The  principal  occupation  of Mr.  Schacht  is  serving  as  Executive
Director of the CFA Centre for Financial Market Integrity,  an organization that advocates efficient, ethical and transparent capital markets.

         (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) No Reporting Person has, during the last five years,  been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment,

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                     Page 8 of 27 Pages
------------------------                                ------------------------

decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Lichtenstein,  LaBow and Schacht are citizens of the United
States of America.

Item 4 is hereby amended to add the following:

     On February 11, 2005, Steel Partners II delivered the following  letters to the Issuer:

     1.   A letter to the Issuer nominating Warren G. Lichtenstein, Ronald LaBow and Kurt N.  Schacht  (collectively,  the  "Nominees"),  as set  forth therein,  for  election  to the  Issuer's  Board of  Directors  at the
          Issuer's 2005 annual meeting of stockholders,  or any other meeting of
          stockholders   held   in   lieu   thereof,   and   any   adjournments,
          postponements,  reschedulings  or  continuations  thereof (the "Annual
          Meeting").  A copy of this letter is attached  hereto as Exhibit 5 and is incorporated herein by reference.

     2.   A letter to the Issuer  requesting  all  modifications,  additions  or deletions to the list of stockholders  and other corporate  records of the Issuer  previously  provided to Steel  Partners II pursuant to its request under Section 220 of the Delaware  General  Corporation Law in
          order to allow Steel  Partners  II to  communicate  with the  Issuer's stockholders on Steel Partners II's proposal to elect the Nominees and eliminate the classification of the Board of Directors. A copy of this letter is attached hereto as Exhibit 6 and is  incorporated  herein by reference.

Item 5(a) is hereby amended and restated to read as follows:

         (a) The aggregate  percentage of Shares  reported  owned by each person named  herein is based upon  7,175,516  Shares  outstanding,  which is the total number of Shares  outstanding as reported in Amendment No. 2 to the Schedule 13D filed by John A. Levin with the Securities  and Exchange  Commission on December
28, 2004.

         As of the close of  business on  February 11, 2005,  Steel  Partners II beneficially owned 657,000 Shares, constituting approximately 9.2% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  657,000  Shares  owned by Steel  Partners  II, constituting approximately 9.2% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 657,000 Shares owned by Steel Partners II,  constituting  approximately 9.2%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 657,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

         Currently,  neither Mr.  LaBow nor Mr.  Schacht  beneficially  owns any
Shares.

Item 6 is hereby amended to add the following:

         On February 11, 2005, the Reporting Persons entered into a Joint Filing and Solicitation  Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the  securities  of the  Issuer,  (b) the  parties  agreed to solicit proxies or written  consents  for the  election  of the  Nominees,  or any other person(s)  nominated by Steel Partners II, to the Issuer's Board of Directors at
the Annual  Meeting (the  "Solicitation"),  and (c) Steel  Partners II agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including  approved  expenses  incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Item 7 is hereby amended to add the following exhibits:

     5.   Director Nomination Letter from Steel Partners II, L.P. to BKF Capital
          Group,  Inc.,  dated February 11, 2005, together with the Joint Filing and Solicitation Agreement.

     6.   Letter from Steel Partners II, L.P. to BKF Capital Group,  Inc., dated
          February 9, 2005, requesting modifications,  additions or deletions to stockholders list and other corporate records.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page  9 of 27 Pages
------------------------                                ------------------------

                                   SIGNATURES

         After  reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  February 14, 2005               STEEL PARTNERS II, L.P.

                                        By:  Steel Partners, L.L.C.
                                             General Partner

                                        By:  /s/  Warren G. Lichtenstein
                                           -----------------------------
                                           Name:  Warren G. Lichtenstein
                                           Title: Managing Member

                                        STEEL PARTNERS, L.L.C.

                                        By:  /s/  Warren G. Lichtenstein
                                           -----------------------------
                                           Name:  Warren G. Lichtenstein
                                           Title: Managing Member

                                        /s/ Warren G. Lichtenstein
                                        --------------------------
                                        WARREN G. LICHTENSTEIN

                                        /s/ Ronald Labow
                                        ----------------
                                        RONALD LABOW

                                        /s/ Kurt N. Schacht
                                        -------------------
                                        KURT N. SCHACHT

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 10 of 27 Pages
------------------------                                ------------------------

                                  EXHIBIT INDEX

                             Exhibit                                       Page

1.   Joint Filing  Agreement by and among Steel Partners II,                --
     L.P.,   Steel   Partners,    L.L.C.   and   Warren   G.
     Lichtenstein,  dated as of April 29,  2004  (previously
     filed).

2.   Letter  from Steel  Partners  II,  L.P. to the Board of                --
     Directors of BKF Capital  Group,  Inc.,  dated December
     16, 2004 (previously filed).

3.   Letter  from Steel  Partners  II,  L.P.  to BKF Capital                --
     Group,  Inc.,  dated  December 16,  2004,  submitting a
     stockholder proposal (previously filed).

4.   Letter  from Steel  Partners  II,  L.P.  to BKF Capital                --
     Group,  Inc.,  dated  December 16,  2004,  requesting a
     stockholders   list   and   other   corporate   records
     (previously filed).

5.   Director Nomination Letter from Steel Partners II, L.P.            11 to 23
     to BKF Capital  Group,  Inc.,  dated  February 11, 2005,
     together   with  the  Joint  Filing  and   Solicitation
     Agreement.

6.   Letter  from Steel  Partners  II,  L.P.  to BKF Capital            24 to 27
     Group,   Inc.,  dated  February  9,  2005,   requesting
     modifications,  additions or deletions to  stockholders
     list and other corporate records.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 11 of 27 Pages
------------------------                                ------------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                                               February 11, 2005

VIA FACSIMILE AND COURIER

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn:  Corporate Secretary

          Re:  NOTICE OF  INTENTION  TO  NOMINATE  INDIVIDUALS  FOR  ELECTION AS
               DIRECTORS  AT THE 2005  ANNUAL  MEETING  OF  STOCKHOLDERS  OF BKF
               CAPITAL GROUP, INC.

Ladies and Gentlemen:

         This letter shall serve to satisfy the advance notice  requirements  of
Article I, Section 1.6 of the Amended and Restated  Bylaws (the "Bylaws") of BKF
Capital Group,  Inc.  ("BKF") as to the nomination by Steel Partners II, L.P., a
Delaware limited  partnership  ("Steel"),  of three (3) nominees for election to the Board of Directors  of BKF (the "BKF  Board") at the 2005 annual  meeting of stockholders of BKF, or any other meeting of stockholders  held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the
"Annual Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the "Notice."  Steel is the  beneficial  owner of 657,000 shares of common stock,  $1.00 par value per share (the "Common Stock"),  of BKF, 1,000 shares of which are held of record by Steel.  Through this Notice,  Steel hereby nominates and notifies you of its intent to nominate Warren G. Lichtenstein,  Ronald LaBow and Kurt N. Schacht as nominees (the  "Nominees") to be elected to the BKF Board at the  Annual  Meeting.  Steel  believes  that the terms of three (3) Class III directors  currently  serving on the BKF Board expire at the Annual Meeting.  To the  extent  there are in excess of three (3)  vacancies  on the BKF Board to be filled by election at the Annual  Meeting or BKF  increases  the size of the BKF
Board above its existing size,  Steel reserves the right to nominate  additional nominees  to be  elected  to the BKF  Board at the  Annual  Meeting.  Additional
nominations made pursuant to the preceding sentence are without prejudice to the position of Steel that any attempt to increase the size of the current BKF Board or to  reconstitute  or reconfigure  the classes on which the current  directors serve constitutes an unlawful manipulation of BKF's corporate machinery. If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective  with respect to the nomination of any of the Nominees at the Annual
Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this  Notice  shall  continue  to be  effective  with  respect to the  remaining
Nominee(s) and as to any replacement Nominee(s) selected by Steel.

         The information  concerning Steel and the Nominees  required by Article
I, Section 1.6 of the Bylaws is set forth below:

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 12 of 27 Pages
------------------------                                ------------------------

     (i)  NAME  AND  ADDRESS  OF  THE   STOCKHOLDER  WHO  INTENDS  TO  MAKE  THE
          NOMINATION,  AS  THEY  APPEAR  ON  BKF'S  STOCK  LEDGER,  AND  OF  THE
          BENEFICIAL OWNER, IF ANY, ON WHOSE BEHALF THE NOMINATION IS MADE:

          Steel  Partners II, L.P.
          590 Madison  Avenue
          32nd Floor
          New York, NY 10022

     (ii) NAME, AGE,  BUSINESS ADDRESS AND, IF KNOWN,  RESIDENCE  ADDRESS OF THE
          NOMINEE:

          NAME AND AGE            BUSINESS ADDRESS            RESIDENCE ADDRESS
          ------------            ----------------            -----------------

          Warren G. Lichtenstein  c/o Steel Partners II, L.P. 777 Spruce Street
          (Age 39)                590 Madison Avenue          Aspen, CO 81611
                                  32nd Floor
                                  New York, NY 10022

          Ronald LaBow            c/o WPN Corp.               641 Fifth Avenue
          (Age 70)                110 East 59th Street        New York, NY 10022
                                  New York, NY 10022

          Kurt N. Schacht         c/o CFA Centre for          10 Old Pound Ridge
          (Age 50)                Financial Market Integrity  Road
                                  560 Ray C. Hunt Drive       Pound Ridge, NY
                                  Charlottesville, VA 22903   10576

     (iii) PRINCIPAL OCCUPATION OR EMPLOYMENT OF THE NOMINEE:

           WARREN G. LICHTENSTEIN has been the Chairman of the Board,  Secretary and the Managing Member of Steel Partners,  L.L.C. ("Partners LLC"), the general partner of Steel,  since  January  1, 1996 and the  President,  Chief  Executive
Officer  and a director of Steel  Partners,  Ltd.,  a  management  and  advisory company that provides  management  services to Steel and its  affiliates,  since
June 1999.  Mr.  Lichtenstein  has been a director  (currently  Chairman  of the
Board) of United Industrial  Corporation,  a company  principally focused on the design,  production  and  support  of  defense  systems  and a  manufacturer  of combustion  equipment  for  biomass  and  refuse  fuels,  since  May  2001.  Mr.
Lichtenstein  has  been a  director  (currently  Chairman  of the  Board)  of SL
Industries, Inc., a designer and manufacturer of power electronics, power motion equipment,  power  protection  equipment,  and  teleprotection  and  specialized communication  equipment,  since January 2002 and Chief Executive  Officer since
February  2002.  Mr.  Lichtenstein  has been a  director  of  Layne  Christensen
Company,   a  provider  of  products  and  services  for  the  water,   mineral,
construction and energy markets, since January 2004. Mr. Lichtenstein has been a director  (currently  Chairman  of the  Board) of  WebFinancial  Corporation,  a
consumer and commercial  lender,  since 1996 and Chief  Executive  Officer since
December 1997.

           RONALD LABOW has been the President of Stonehill Investment Corp., an investment fund, since February 1990. Mr. LaBow has been an officer and director of WPN Corp., a financial  consulting company,  since 1987. From January 1991 to
February 2004, Mr. LaBow served as Chairman of the Board of WHX  Corporation (or its  predecessor  corporations),  a NYSE listed  holding  company  structured to invest in and/or acquire a diverse group of businesses on a decentralized basis, whose primary  business is Handy & Harman, a diversified  manufacturing  company with  activities in precious metals  fabrication,  specialty wire and tubing and engineered materials.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 13 of 27 Pages
------------------------                                ------------------------

           KURT N. SCHACHT has been the Executive Director of the CFA Centre for
Financial Market Integrity,  an organization that advocates  efficient,  ethical and transparent capital markets,  since June 2004. During April and May of 2004,
Mr. Schacht worked for Steel on its  compliance  procedures.  From April 2001 to
March 2004, Mr. Schacht served as Chief Operating Officer and General Counsel of
Wyser-Pratte Asset Management,  a New York City based hedge fund. From September
1999 to March 2001, Mr. Schacht served as Chief  Operating  Officer of Evergreen
Asset  Management,  an asset  management  firm.  From 1990 to October 1999,  Mr.
Schacht  served as the Chief Legal Officer of the State of Wisconsin  Investment
Board, a public pension fund. He helped draft the Corporate  Governance Handbook released  by the New  York  Society  of  Security  Analysts  and was  named  its
Volunteer  of the  Year  in  2004  for  his  work  on its  Corporate  Governance
Committee.  He has worked on industry panels and programs  relating to corporate governance and board of directors issues for organizations  such as the New York
Stock Exchange and the American  Society of Corporate  Secretaries and served on the  National  Association  of  Corporate  Directors  Blue  Ribbon Task Force on
evaluating  director  performance.  Mr.  Schacht  received a Bachelor of Science degree in Chemistry and a law degree from the  University of  Wisconsin-Madison.
He is a Chartered  Financial  Analyst and was awarded the CFA(R)  designation in
1998.

     (iv) CLASS AND  NUMBER  OF  SHARES  OF STOCK OF BKF WHICH ARE  BENEFICIALLY
          OWNED BY THE NOMINEE AND BY THE  NOMINATING  STOCKHOLDER  AND ANY SUCH
          BENEFICIAL OWNER ON WHOSE BEHALF THE NOMINATION IS MADE:

          NAME                         BENEFICIAL OWNERSHIP
          ----                         --------------------

          Steel Partners II, L.P.      657,000  shares of Common  Stock,  $1.00
                                       par value.

          Warren G. Lichtenstein       By virtue of his position  with  Partners
                                       LLC,  Mr.  Lichtenstein  has the power to
                                       vote  and  dispose  of the  Common  Stock
                                       owned   by   Steel.   Accordingly,    Mr.
                                       Lichtenstein  may  be  deemed  to be  the
                                       beneficial  owner  of  the  Common  Stock
                                       owned by Steel.

          Ronald LaBow                 None

          Kurt N. Schacht              None

     (v)  ANY OTHER  INFORMATION  CONCERNING  THE NOMINEE THAT MUST BE DISCLOSED
          WITH RESPECT TO NOMINEES IN A PROXY  STATEMENT  PURSUANT TO REGULATION
          14A UNDER THE SECURITIES EXCHANGE ACT OF 1934:

          On February 11, 2005, Steel,  Partners  LLC,  Warren G.  Lichtenstein,
          Ronald LaBow and Kurt N. Schacht  (collectively,  the "Group") entered into a Joint Filing and Solicitation  Agreement in which,  among other things,  (a) the parties  agreed to the joint filing on behalf of each of them of statements  on Schedule 13D with respect to the  securities of BKF, (b) the parties agreed to solicit proxies or written  consents for the election of the Nominees,  or any other person(s) nominated by
          Steel,  to the BKF Board at the Annual  Meeting (the  "Solicitation"),
          and (c) Steel agreed to bear all expenses  incurred in connection with the Group's activities, including approved expenses incurred by any of the parties in connection  with the  Solicitation,  subject to certain limitations.  The Joint Filing and Solicitation  Agreement is attached

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 14 of 27 Pages
------------------------                                ------------------------

          hereto as  Exhibit A and  incorporated  herein  by  reference  and all references  contained  herein  are  qualified  in  their  entirety  by reference to such Joint Filing and Solicitation Agreement.

          Other   than  as  stated   above,   there  are  no   arrangements   or
          understandings  between  Steel and each Nominee or any other person or person  pursuant to which the nominations  described  herein are to be made, other than the consents by the Nominees to serve as directors of
          BKF if  elected  as such at the Annual  Meeting,  attached  hereto and incorporated  herein by  reference.  Reference is made to the Schedule
          13D,  as  amended,  filed  and to be  filed  with the  Securities  and
          Exchange  Commission  by the members of the Group with  respect to BKF for additional information regarding the members of the Group.

          For  information  regarding  purchases  and sales  during the past two years  by  Steel  of  securities  of BKF,  that  may be  deemed  to be beneficially  owned by Mr.  Lichtenstein,  see Exhibit B.  Neither Mr.
          LaBow nor Mr.  Schacht has  purchased  or sold any  securities  of BKF during the past two years.

          Except as set forth in this Notice,  including the Exhibits hereto, as of the date  hereof (a) no Nominee  has been  convicted  in a criminal proceeding  (excluding traffic violations or similar  misdemeanors) in the past ten years;  (b) no Nominee owns any securities of BKF, or any parent or subsidiary of BKF,  directly or indirectly,  beneficially or of record,  or has purchased or sold any  securities of BKF within the past two years, and none of his associates beneficially owns, directly or  indirectly,  any  securities  of  BKF;  (c) no  Nominee  owns  any securities  of BKF, or any parent or  subsidiary of BKF, of record but not  beneficially;  (d) no Nominee is, or was within the past year,  a party to any contract  arrangement  or  understanding  with any person with respect to any securities of BKF, including,  but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (e) no Nominee or his associates or any member of his immediate  family has any (i) employment with BKF or its  affiliates  or  (ii)  has any  material  interest,  direct  or indirect in any  transaction,  or series of similar  transactions,  to which BKF or any of its subsidiaries was, is or will be a party to and in which the amount involved exceeds $60,000.00; (f) no Nominee or any of his associates has any arrangement or understanding with any person pursuant to which he was or is to be  selected as a director,  nominee or officer of BKF; (g) no Nominee has any substantial  interest in the matters to be acted on at the Annual  Meeting,  except his interest in being nominated and elected as a director; and (h) no Nominee has been a party to a legal  proceeding  described in Item 401(f) of Regulation
          S-K of the Exchange Act in the past five years.

          A  representative  of Steel intends to appear in person or by proxy at the Annual  Meeting to nominate  the persons  specified in this Notice for election to the BKF Board.

     (vi) THE EXECUTED  CONSENT OF THE NOMINEE TO SERVE AS A DIRECTOR OF BKF, IF
          ELECTED:

          Each of the  Nominees  has  consented to be named as a nominee in this
          Notice, to be named as a nominee in any proxy statement filed by Steel in connection with the Solicitation and to serve as a director of BKF, if so elected. Such consents are attached hereto as Exhibit C.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 15 of 27 Pages
------------------------                                ------------------------

         Please  address  any   correspondence   to  Steel  Partners  II,  L.P.,
Attention:  Warren  Lichtenstein,  telephone  (212)  758-3232,  facsimile  (212)
758-5789 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky
LLP,  Park  Avenue  Tower,  65 East  55th  Street,  New  York,  New York  10022,
Attention:  Steven Wolosky,  Esq.,  telephone  (212)  451-2333,  facsimile (212)
451-2222). The giving of this Notice is not an admission that any procedures for notice concerning the nomination of directors to the BKF Board are legal,  valid or binding, and Steel reserves the right to challenge their validity.

                                Very truly yours,

                                STEEL PARTNERS II, L.P.

                                By:  Steel Partners, L.L.C.,
                                     General Partner

                                By:  /s/ Warren G. Lichtenstein
                                   ----------------------------
                                   Name: Warren G. Lichtenstein
                                   Title: Managing Member

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 16 of 27 Pages
------------------------                                ------------------------

                                    EXHIBIT A

                     JOINT FILING AND SOLICITATION AGREEMENT

         WHEREAS,  certain  of  the  undersigned  are  stockholders,  direct  or beneficial, of BKF Capital Group, Inc., a Delaware corporation ("BKF");

         WHEREAS,  Steel  Partners  II,  L.P.,  a Delaware  limited  partnership
("Steel"),  Steel Partners, L.L.C., a Delaware limited liability company, Warren
G.  Lichtenstein,  Ronald LaBow and Kurt N. Schacht wish to form a group for the purpose of seeking representation on the Board of Directors of BKF;

         WHEREAS, Steel intends to nominate Warren G. Lichtenstein, Ronald LaBow and Kurt N.  Schacht as nominees to be elected to the Board of  Directors of BKF at the 2005  annual  meeting of  stockholders  of BKF,  or any other  meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting").

         NOW,  IT IS  AGREED,  this  11th day of  February  2005 by the  parties hereto:

         1. In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange Act of 1934, as amended,  each of the  undersigned  (collectively,  the
"Group")  agrees to the joint filing on behalf of each of them of  statements on
Schedule 13D with  respect to the  securities  of BKF.  Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein.

         2. So long as this  agreement  is in  effect,  each of the  undersigned shall provide written notice to Olshan  Grundman Frome  Rosenzweig & Wolosky LLP
("Olshan") of (i) any of their  purchases or sales of securities of BKF; or (ii)
any  securities  of BKF  over  which  they  acquire  or  dispose  of  beneficial ownership.  Notice  shall  be  given no later  than 24  hours  after  each  such transaction.

         3.  Each of the  undersigned  agrees  to  solicit  proxies  or  written consents  for the election of Warren G.  Lichtenstein,  Ronald LaBow and Kurt N.
Schacht, or any other person(s) nominated by Steel, to the Board of Directors of
BKF at the Annual Meeting.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 17 of 27 Pages
------------------------                                ------------------------

         4. Steel agrees to bear all expenses  incurred in  connection  with the
Group's  activities,  including  expenses  incurred  by any of the  parties in a solicitation  of  proxies  or written  consents  by the  members of the Group in connection with the Annual Meeting.  Notwithstanding the foregoing,  Steel shall not be required to reimburse any party for (i)  out-of-pocket  expenses incurred by a party in the  aggregate in excess of $250  without  Steel's  prior  written approval;  (ii) the value of the time of any party;  (iii)  legal fees  incurred without Steel's prior written approval; or (iv) the costs of any counsel,  other than Olshan,  employed in connection  with any pending or threatened  litigation without Steel's prior written approval.

         5. The  relationship of the parties hereto shall be limited to carrying on the  business of the Group in  accordance  with the terms of this  Agreement.
Such  relationship  shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing herein shall  restrict any party's right to purchase or sell  securities of BKF, as he/it deems  appropriate,  in his/its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

         6. This Agreement may be executed in counterparts,  each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

         7. In the event of any dispute  arising out of the  provisions  of this
Agreement,  the parties hereto consent and submit to the exclusive  jurisdiction of the Federal and State Courts in the State of New York.

         8. Any party hereto may terminate his obligations  under this agreement at any time on 24 hours' written notice to all other parties, with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 451-2222.

         9. Each party  acknowledges  that Olshan  shall act as counsel for both the Group and Steel.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 18 of 27 Pages
------------------------                                ------------------------

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

                                      STEEL PARTNERS II, L.P.

                                      By: Steel Partners, L.L.C.
                                          General Partner

                                      By: /s/ Warren G. Lichtenstein
                                         -----------------------------
                                         Name:  Warren G. Lichtenstein
                                         Title: Managing Member

                                      STEEL PARTNERS, L.L.C.

                                      By: /s/ Warren G. Lichtenstein
                                         ------------------------------
                                         Name:  Warren G. Lichtenstein
                                         Title: Managing Member

                                      /s/ Warren G. Lichtenstein
                                      --------------------------
                                      WARREN G. LICHTENSTEIN

                                      /s/ Ronald LaBow
                                      ----------------
                                      RONALD LABOW

                                      /s/ Kurt N. Schacht
                                      -------------------
                                      KURT N. SCHACHT

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 19 of 27 Pages
------------------------                                ------------------------

                                    EXHIBIT B

                        TRANSACTIONS IN SECURITIES OF BKF
                            DURING THE PAST TWO YEARS

      CLASS                QUANTITY            PRICE PER                DATE OF
   OF SECURITY             PURCHASED           SHARE ($)                PURCHASE
   -----------             ---------           ---------                --------

                             STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
Common Stock                   200              23.8000                 12/12/03

Common Stock                 1,100              24.9873                 12/22/03

Common Stock                 2,000              24.5000                 12/24/03

Common Stock                 4,100              25.0000                  1/05/04

Common Stock                 4,300              25.5000                  1/12/04

Common Stock                 5,000              25.5000                  1/13/04

Common Stock                 1,200              25.7000                  3/29/04

Common Stock                 3,000              25.6300                  3/30/04

Common Stock                 1,000              25.4000                  3/31/04

Common Stock                 2,000              26.5000                  4/02/04

Common Stock                 2,200              26.4964                  4/06/04

Common Stock               100,000              26.4900                  4/07/04

Common Stock                50,300              26.5296                  4/12/04

Common Stock                75,000              26.7800                  4/15/04

Common Stock               189,500              26.9799                  4/20/04

Common Stock                 2,300              27.1430                  4/21/04

Common Stock                   100              27.2000                  4/22/04

Common Stock                 6,800              27.4040                  4/29/04

Common Stock                   800              27.4025                  4/30/04

Common Stock                 4,700              28.5000                  5/27/04

Common Stock                 9,000              28.2733                  6/03/04

Common Stock                 2,000              28.4295                  6/08/04

Common Stock                 2,400              28.5050                  6/10/04

Common Stock                 3,000              26.6500                  8/13/04

Common Stock               185,000              27.5300                  8/16/04

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 20 of 27 Pages
------------------------                                ------------------------

                                    EXHIBIT C

                                NOMINEE CONSENTS

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 21 of 27 Pages
------------------------                                ------------------------

                             WARREN G. LICHTENSTEIN
                           c/o Steel Partners II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                                                February 9, 2005

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn:  Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its intention to nominate the undersigned as a director of BKF Capital Group,
Inc. ("BKF") at the 2005 annual meeting of stockholders, or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a  nominee  in any  proxy  statement  filed by Steel in  connection  with the solicitation  of proxies or written  consents for election of the undersigned at the Annual  Meeting,  and (iii)  serving as a director  of BKF if elected at the
Annual Meeting.

                                Very truly yours,

                                /s/ Warren G. Lichtenstein
                                --------------------------
                                Warren G. Lichtenstein

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 22 of 27 Pages
------------------------                                ------------------------

                                  RONALD LABOW
                                  c/o WPN Corp.
                              110 East 59th Street
                            New York, New York 10022

                                                                February 9, 2005

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn:  Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its intention to nominate the undersigned as a director of BKF Capital Group,
Inc. ("BKF") at the 2005 annual meeting of stockholders, or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a  nominee  in any  proxy  statement  filed by Steel in  connection  with the solicitation  of proxies or written  consents for election of the undersigned at the Annual  Meeting,  and (iii)  serving as a director  of BKF if elected at the
Annual Meeting.

                                Very truly yours,

                                /s/ Ronald LaBow
                                ----------------
                                Ronald LaBow

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 23 of 27 Pages
------------------------                                ------------------------

                                 KURT N. SCHACHT
                             10 Old Pound Ridge Road
                              Pound Ridge, NY 10576

                                                                February 9, 2005

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn:  Corporate Secretary

Dear Sir:

         You are hereby  notified  that the  undersigned  consents  to (i) being named as a nominee in the notice  provided by Steel Partners II, L.P.  ("Steel")
of its intention to nominate the undersigned as a director of BKF Capital Group,
Inc. ("BKF") at the 2005 annual meeting of stockholders, or any other meeting of
stockholders  held  in  lieu  thereof,  and  any  adjournments,   postponements,
reschedulings or continuations thereof (the "Annual Meeting"),  (ii) being named as a  nominee  in any  proxy  statement  filed by Steel in  connection  with the solicitation  of proxies or written  consents for election of the undersigned at the Annual  Meeting,  and (iii)  serving as a director  of BKF if elected at the
Annual Meeting.

                                Very truly yours,

                                /s/ Kurt N. Schacht
                                -------------------
                                Kurt N. Schacht

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 24 of 27 Pages
------------------------                                ------------------------

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022

                                                                February 9, 2005

VIA FACSIMILE AND COURIER

BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020
Attn:  Corporate Secretary

Dear Sir:

         Reference  is  made to our  letter  to BKF  Capital  Group,  Inc.  (the
"Company")   dated  December  16,  2004  requesting   copies  of  the  Company's
stockholders list and other specified  corporate records (the "Initial Demand").
We hereby request that all modifications,  additions or deletions to any and all information referred to in paragraphs (a) through (h) of the Initial Demand from the date of the Initial  Demand to and  through  the date hereof be  immediately furnished.  In particular,  but without limitation to the preceding sentence, we ask that the Company provide to us the following  materials relating to holdings of the Company's common stock, $1.00 par value (the "Common Stock"):

         (a) Cede List as of the date hereof;

         (b) Bank Listings or Bank Breakouts as of the date hereof; and

         (c) NOBO List as of most recent date.

         Steel Partners II, L.P.  ("Steel") is the  beneficial  owner of 657,000 shares  (the  "Shares")  of the  Common  Stock as of the  close of  business  on
February 9, 2005.  The Shares are held in Steel's prime  brokerage  account with
UBS (DTC  Participant  No. 0642) as evidenced  by the position  report  attached hereto as EXHIBIT A. Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the Shares, except for 1,000 Shares which are held of record by Steel.

         Steel is making the  foregoing  request  pursuant to Section 220 of the
Delaware General Corporation Law.

         Steel also requests that all  modifications,  additions or deletions to any and all  information  requested  in this  letter and the  Initial  Demand be immediately  furnished as such  modifications,  additions  or  deletions  become available  to the  Company  or its agents or  representatives  from time to time following the date hereof without the requirement for any additional demands.

         Steel will bear the reasonable costs incurred by the Company  including those of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 25 of 27 Pages
------------------------                                ------------------------

         The purpose of this demand is to enable Steel to  communicate  with the
Company's  stockholders  on Steel's  proposal,  submitted  for  inclusion in the
Company's  proxy  statement  for the 2005  annual  meeting of  stockholders,  to eliminate  the  classification  of the  Board of  Directors  and  other  matters relating to the Company's  corporate  governance  and  operations and on Steel's nomination  of three  nominees for election as directors at the  Company's  2005 annual meeting of  stockholders,  consistent  with the applicable  provisions of
Delaware law.

         Steel  hereby  designates  and  authorizes   Steven  Wolosky,   Kenneth
Silverman and Ron Berenblat of Olshan  Grundman Frome  Rosenzweig & Wolosky LLP,
and any other persons  designated by them,  acting singly or in any combination, to conduct the inspection and copying herein requested. It is requested that the information  identified  above be made  available to the  designated  parties by
February 16, 2005.

                                Very truly yours,

                                STEEL PARTNERS II, L.P.

                                By:   Steel Partners, L.L.C.
                                Its:  General Partner

                                By: /s/  Warren G. Lichtenstein
                                    -----------------------------
                                    Name:  Warren G. Lichtenstein
                                    Title: Managing Member

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 26 of 27 Pages
------------------------                                ------------------------

                                                        EXHIBIT A

                                                     POSITION REPORT

                                           Security
     Account              Name               Type       Symbol      Cusip         Description         Quantity
     -------              ----               ----       ------      -----         -----------         --------

                   Steel Partners II      Eq-Listed    BKF       05548G102     BKF CAP GROUP INC       1,000

                   Steel Partners II      Eq-Listed    BKF       05548G102     BKF CAP GROUP INC     656,000

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                    Page 27 of 27 Pages
------------------------                                ------------------------

State of New York       )
                        )  ss:
County of New York      )

         WARREN G. LICHTENSTEIN,  being sworn,  states: I executed the foregoing letter,  and the  information  and facts stated  therein,  including the exhibit thereto,  regarding Steel Partners II, L.P.'s  ownership and the purpose of this demand for  inspection  are true and  correct.  Such  inspection  is  reasonably related to Steel  Partners  II,  L.P.'s  interest  as a  stockholder  and is not desired for a purpose  which is in the  interest  of a business or object  other than the business of BKF Capital Group, Inc.

                                                /s/ Warren G. Lichtenstein
                                                --------------------------
                                                Warren G. Lichtenstein

Subscribed and sworn to before me
this 9th day of February, 2005.

/s/ Lauren Leiman
-----------------
Notary Public

My commission expires:   Lauren Leiman
                         Notary Public, State of New York
                         No. O1LE6113567
                         Qualified in New York County
                         Term Expires August 2, 2006